WEIL, GOTSHAL & MANGES LLP

SILICON VALLEY OFFICE

201 REDWOOD SHORES PARKWAY

REDWOOD SHORES, CALIFORNIA 94065

(650) 802-3000

FAX: (650) 802-3100

VIA EDGAR TRANSMISSION

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Core-Mark Holding Company, Inc. Registration Statement on Form 10, Filed September 6, 2005 (File No. 0-51515)

October 21, 2005

Dear Mr. Owings:

On behalf of our client, Core-Mark Holding Company, Inc., a Delaware corporation (the “Company”), transmitted herewith electronically for filing pursuant to Regulation S-T is Amendment No. 1 (“Amendment No. 1”) to the Company’s Registration Statement on Form 10 (File No. 0-51515) (the “Form 10”). In connection with such filing, set forth below are responses to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission communicated in your letter addressed to the Company dated October 4, 2005. Under separate cover we are sending to the staff courtesy copies of Amendment No.1 marked to show the changes effected by Amendment No. 1. The Company is separately sending to you a statement containing the acknowledgments requested in your letter of October 4, 2005.

For ease of reference, each of the staff’s comments is reproduced below in italics and is followed by the Company’s response. Unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No.1.

Business, page 16

1.	Please provide support for your statements of leadership throughout this section. As examples, we note:

•	Your statement that “Core-Mark is one of the largest wholesale distributors to the convenience store industry in North America …,” page 16; and

•	Your belief that “Core-Mark is one of the largest wholesale distributors to convenience stores in Canada …,” page 18.

Also, please provide us with the sources of the statistical information upon which you rely. We note you specifically reference the 2005 NACS State of the Industry Report. Please mark your support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statements. Revise throughout your prospectus as necessary. Tell us whether the information you cite from the 2005 NACS State of the Industry Report is publicly available. If not, you should obtain appropriate consent to cite this report in your filing.

Response:

The statements as revised in response to this comment on pages 1 and 16 of the Form 10 that “Core-Mark is one of the largest wholesale distributors to the convenience store industry in North America in terms of annual sales, . . .” and on page 18 that “[w]e believe that Core-Mark and McLane Company Inc., a subsidiary of Berkshire Hathaway, Inc., are the two largest convenience wholesale companies, measured by annual sales, in North America” are supported by a ranking of convenience wholesalers by sales in an October 24, 2005 article appearing in Convenience Store News, a copy of which we are supplementaly providing to you. Please refer to the table on pages 58 and 59 of such article.

Pages 18, 19 and 20 of the Form 10 have also been revised in response to this comment.

The information cited from the 2005 NACS State of the Industry report is available to the public for a fee. Appropriate consent to cite the report in the Form 10 has been obtained by the Company.

2.	We note that you identify “some of [y]our largest customers. Please advise us whether these are your top ten customers. If not, please advise us of and explain in the registration statement the basis for identifying these customers.

Response:

The identified customers represent a selection from the Company’s top fifteen customers based on sales for the six months ended June 30, 2005. Page 20 of the Form 10 has been revised in response to this comment.

We rely on revenue from manufacturer discounts …, page 8

3.	Please quantify the amount and percentage of revenues that are attributable to allowances, discounts, volume rebates and other merchandising incentives.

Response:

Page 8 of the Form 10 has been revised in response to this comment to clarify that the risk is one of potential erosion of profit margins due to increase in costs to the Company that cannot be passed along to customers. As discussed on page 35 under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies,” discounts, rebates, allowances and other incentive programs referred to in the risk factor represent a component of the Company’s cost of goods sold, and reduction or elimination of these programs would result in an increase in cost of goods sold rather than a reduction of revenues. However, reduction or elimination of these programs is not the only method by which the Company’s suppliers may increase prices, and other actions, such as list price increases, present the same risk of potentially diminished margins if increases cannot be passed through. The Company believes that limiting this risk factor only to discounts, rebates, allowances and other incentive programs could create the impression that only a limited portion of the Company’s cost of goods sold are subject to this risk. Accordingly, the Company has revised this risk factor to make clear that the potential elimination or reduction of discounts, rebates allowances and other incentive programs is only one form of potential price increase, and that all forms of price increases may affect profit margins and earnings.

Available Information, page 30

4.	We note that you reference the old address of the Securities and Exchange Commission. Please revise to include our new address at 100 F Street, NE (Washington, D.C. 20549).

Response:

Page 30 of the Form 10 has been revised in response to this comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page, 33

5.

Please note that Item 303(a)(3)(ii) of Regulation S-K requires, as applicable, a discussion of any known trends or uncertainties that may materially affect your business or operations. Please expand this section to discuss in reasonable detail any known material trends and uncertainties that will have or are reasonably likely to have a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please discuss whether you expect cigarette sales margins to decline, and discuss whether you anticipate changing the focus of your product mix. Also, provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. For example, we note that you have provided guidance in a press release dated September 6, 2005 that you expect net sales of $4.6 billion for 2005. Please disclose whether that is your current expectation for 2005 net sales. In addition, discuss in reasonable detail:

•	the economic or industry-wide factors relevant to your company, and

•	the material opportunities, challenges and risks in short and long term and the actions you are taking to address them.

Please refer to SEC Release No. 33-8350.

Response:

Page 37 of the Form 10 has been revised in response to this comment.

Security Ownership of Certain Beneficial Owners and Management, page 57

6.	Please identify the individuals who have voting or investment control over the shares held by the nonpublic entities named in the table. See Interpretation 1.60 of Telephone Interpretation Manual (July 1997) and Interpretation 4S of Regulation S-K section of March 1999 Supplement to Manual.

Response:

Page 60 of the Form 10 has been revised in response to this comment.

Item 14 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 89

7.	Please revise to state whether your former auditors resigned, declined to stand for re-election or were dismissed. Refer to Item 304 of Regulation S-K.

Response:

Page 89 of the Form 10 has been revised in response to this comment.

Notes to the December 31, 2004 Financial Statements, page F-8

3. Fresh-Start Accounting, page F-21

8.	Please amend your filing to incorporate the significant matters and assumptions relating to the determination of your reorganization value, such as the discount rates used, tax rates, the number of years of cash flow projections used and the method of determining the terminal value. See AICPA SOP No. 90-7.

Response:

Page F-21 of the Form 10 has been revised in response to this comment.

5. Other Balance Sheet Accounts Detail, page F-24

9.	Please expand your disclosure to clarify how you concluded that all of the CMI goodwill was impaired as of the date of the bankruptcy. In this regard, the Fleming acquisition of CMI occurred on June 17, 2002, and 100% of the goodwill was impaired less than a year later on April 1, 2003. We note the bankruptcy filing was deemed an event that triggered impairment testing.

Response:

Page F-26 of the Form 10 has been revised in response to this comment.

16. Employee Benefit Plans, page F-37

Savings Plans, page F-42

10.	Please revise your filing to include the dollar amount of the matching contribution that was made in early 2005.

Response:

Page F-43 of the Form 10 has been revised in response to this comment.

Notes to the June 30, 2004 Financial Statements, page F-49

7. Earnings Per Share

11.	Please explain to us how you determined the amounts of dilutive common equivalent shares used in the June 30, 2005 diluted net income per share calculation, citing all applicable accounting literature.

Response:

Potentially dilutive securities of the Company include stock options, restricted stock grants, restricted stock units, Tranche B warrants and Class 6(b) warrants. Stock options, restricted stock grants and restricted stock units are subject to vesting provisions. Diluted earnings per share have been computed in accordance with SFAS No. 128, Earnings per Share ¶11, ¶17, ¶20, ¶21 and Appendix A ¶45 - 49, using the treasury-stock method for all of the company’s potentially dilutive securities. In applying the treasury stock method, the Company included in the assumed proceeds the amount, if any, that holders or employees must pay upon exercise, the amount of compensation cost attributed to future services and not yet recognized, and the amount of the excess tax benefits, if any, that would be credited to paid-in-capital assuming exercise. In determining the number of shares purchased under the treasury-stock method in the enclosed Amendment No. 1 to Form 10, the Company used the average market price of its stock for the period from January 1, 2005 to June 30, 2005. The Company estimated the market price for its common stock during the period from January 1, 2005 through April 12, 2005 because no market existed for its shares and considered current developments and operational outlook and the Company used the Pink Sheet trading prices for the period from April 13, 2005 through June 30, 2005 to determine the average market price for the six month period ended June 30, 2005. The incremental shares were included in the denominator of the diluted earnings-per-share computation.

Exhibits

12.	We note that you will file exhibits in a subsequent amendment. Please give us enough time to review these exhibits before requesting effectiveness. Also, note that we may have further comments after reviewing these exhibits.

Response:

The Exhibit Index on page E-1 and following the signature page of the Form 10 has been revised in Amendment No. 1 and all exhibits to the Form 10 have now been filed.

* * * * *

Should any questions arise in connection with the filing or this response letter, you may contact Richard Millard at (650) 802-3015 or Joshua Robinson at (212) 310-8199.

Sincerely,

Richard Millard

Joshua Robinson

cc:	Robert Babula

Donna DiSilvio

Howard Baik

Ellie Quarles

Securities and Exchange Commission

James Wall

Core-Mark Holding Company, Inc.